Exhibit (a)(1)(iv)

Offer to Purchase for Cash up to 2,620,690 Shares of its
Common Stock, Par Value $0.001 Per Share,
at a Purchase Price of $14.50 Per Share
by
Blackbaud, Inc.
THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL
EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
ON FRIDAY, JULY 1, 2005, UNLESS THE TENDER OFFER IS EXTENDED.
June 3, 2005
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
      Blackbaud, Inc., a Delaware corporation (“Blackbaud”), has appointed us to act as the Dealer Manager in connection with its offer to purchase for cash up to 2,620,690 shares of its common stock, par value $0.001 per share (“Blackbaud common stock”), at a purchase price of $14.50 per share, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated June 3, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as may be amended and supplemented from time to time, together constitute the tender offer.
      Blackbaud will purchase 2,620,690 shares of Blackbaud common stock properly tendered and not properly withdrawn before the “expiration date” (as defined in Section 1 of the Offer to Purchase), or such lesser number of shares as are properly tendered and not properly withdrawn, at a price of $14.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer, including the proration and conditional tender provisions thereof. Blackbaud reserves the right, in its sole discretion, to purchase more than 2,620,690 shares of Blackbaud common stock under the tender offer, subject to applicable legal requirements. Shares of Blackbaud common stock tendered and not purchased because of proration or conditional tender will be returned promptly after the expiration date at the expense of Blackbaud to the stockholders who tendered such shares. See Section 1 of the Offer to Purchase.
      If, at the expiration date, more than 2,620,690 shares of Blackbaud common stock, or such greater number of shares as Blackbaud may elect to purchase in accordance with applicable legal requirements, are properly tendered and not properly withdrawn, Blackbaud will, upon the terms and subject to the conditions of the tender offer, accept such shares for purchase on a pro rata basis from all such tendering stockholders, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase.
      The tender offer is not conditioned on any minimum number of shares of Blackbaud common stock being tendered. The tender offer is, however, subject to other conditions. See Section 7 of the Offer to Purchase.
      For your information and for forwarding to your clients for whom you hold shares of Blackbaud common stock registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase, dated June 3, 2005;

2. Letter of Transmittal for your use and for the information of your clients (together with accompanying instructions and Substitute Form W-9);

3. Notice of Guaranteed Delivery to be used by you to accept the tender offer on behalf of those clients whose share certificates and all other required documents cannot be delivered to the Depositary before the expiration date or if the procedure for book-entry transfer cannot be completed before the expiration date;

4. Letter to clients that you may send to your clients for whose accounts you hold shares of Blackbaud common stock registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the tender offer;

5. Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9;

6. Letter dated June 3, 2005, from the President and Chief Executive Officer of Blackbaud to stockholders of Blackbaud; and

7. Return envelope addressed to the Depositary.
      We urge you to contact your clients as promptly as possible. The tender offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, July 1, 2005, unless the tender offer is extended.
      No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares of Blackbaud common stock under the tender offer other than fees paid to the Dealer Manager and the Information Agent, as described in the Offer to Purchase. Blackbaud will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares of Blackbaud common stock held by you as a nominee or in a fiduciary capacity. Blackbaud will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the Offer to Purchase and Letter of Transmittal.
      In order to take advantage of the tender offer, a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any required signature guarantees and any other required documents, must be sent to the Depositary with either a certificate or certificates representing the tendered shares of Blackbaud common stock or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Offer to Purchase and Letter of Transmittal.
      Holders of shares of Blackbaud common stock whose certificate(s) for such shares are not immediately available, holders who cannot deliver such certificate(s) and all other required documents to the Depositary or holders who cannot complete the procedures for book-entry transfer before the expiration date must tender their shares according to the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase.
      The Board of Directors of Blackbaud has approved the tender offer and a special pricing committee of independent directors not affiliated with stockholders intending to tender shares in the tender offer has approved the pricing terms of the tender offer. However, neither Blackbaud nor its Board of Directors nor the Dealer Manager makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares of Blackbaud common stock. Stockholders must make their own decision as to whether to tender their shares of Blackbaud common stock and, if so, how many shares to tender. Stockholders should discuss whether to tender all or any portion of their shares with their brokers or other financial and tax advisors. Major stockholders have advised Blackbaud that they intend to tender approximately 24,000,000 shares of Blackbaud common stock in the tender offer. Two of Blackbaud’s executive officers have informed Blackbaud that they intend to tender an aggregate of approximately 130,000 shares in the tender offer. Blackbaud does not anticipate that any directors or other executive officers of Blackbaud will tender shares in the tender offer.
      Any inquiries you may have with respect to the tender offer should be addressed to J.P. Morgan Securities Inc., the Dealer Manager of the tender offer, or to The Altman Group Inc. (“The Altman Group”), the Information Agent of the tender offer, at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

      Additional copies of the enclosed material may be obtained from The Altman Group, by calling them at: (201) 460-1200 or toll-free at (800) 548-5210.

Very truly yours,

J.P. Morgan Securities Inc.
Enclosures
      Nothing contained herein or in the enclosed documents shall make you or any other person an agent of Blackbaud, the Dealer Manager, the Information Agent or the Depositary or any affiliate of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the tender offer other than the documents enclosed herewith and the statements contained therein.

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